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                                September 8, 2023

       Jason Chryssicas
       Chief Financial Officer
       Atlantic Coastal Acquisition Corp.
       6 St Johns Lane
       Floor 5
       New York, NY 10013

                                                        Re: Atlantic Coastal
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed April 21,
2023
                                                            File No. 001-40158

       Dear Jason Chryssicas:

               We have reviewed your August 30, 2023 response to our verbal comment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment are to the verbal comment relayed to your representative Mr. Christopher Wing on August 2, 2023.

       Form 10-K for the Fiscal Year ended December 31, 2022

       General

   1. We note that in response to our prior comment regarding the funds held in your trust account you agreed to
provide clarifying disclosure regarding the status of such funds in your interim report
covering the quarter ended June 30, 2023.

                                                        However, the interim
report was due on August 14, 2023 and as of the date of this letter you have not filed the
report. We also note that you have not filed a Form 12b-25, which should have been filed
within one day of the due date for the periodic report. Your notice of late filing should
include disclosure of the specific reasons for your inability to file the
                                                        Form 10-Q in a timely
manner, and if these relate to the inability of any other person to
 Jason Chryssicas
Atlantic Coastal Acquisition Corp.
September 8, 2023
Page 2
         furnish a required opinion, report or certification, you must obtain and file as an exhibit to the report a signed statement by such person stating the specific reasons for the delay.

         Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A and
         Rule 12b-25 of Regulation 12B without further delay.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Branch Chief, at (202) 551-3686 if you have any questions.



FirstName LastNameJason Chryssicas                              Sincerely,
Comapany NameAtlantic Coastal Acquisition Corp.
                                                                Division of
Corporation Finance
September 8, 2023 Page 2                                        Office of
Energy & Transportation
FirstName LastName